January 16, 2009

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:              John T. Archfield Jr.
Division of Corporation Finance

Re:           Hooper Holmes, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 7, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 18, 2008
File No. 001-09972

Dear Mr. Archfield:

Hooper Holmes, Inc. (the “Company,” “we,” “us” and “our”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to us dated December 18, 2008.  Set forth below are our responses to the Staff’s comments.  The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 1. Basis of Presentation, page 4

1.
We note your disclosure on page 4 indicating you now operate within one reportable operating segment, following the sale of CED.  Further, we note on page 22 that your Infolink business represents 12.9% of your total revenues for the nine months ended September 30, 2008.  As Infolink has exceeded 10% of your total revenues for the nine months ended September 30, 2008 and for the fiscal years ended December 31, 2007 and 2006, please tell us why you believe Infolink does not require separate segment disclosure as required by SFAS 131.

Response:

Our core business consists of gathering health information to assist insurance companies in evaluating underwriting risk.  These services include (i) performing paramedical examinations for insurance applicants (“Portamedic”), (ii) conducting telephone interviews about an insurance applicant’s health and non-health history (“tele-interview”), and (iii) obtaining Attending Physician Statements (“APS”), defined as the retrieval of an applicant’s medical records.  We report the tele-interview and APS services as Infolink in our Form 10-K’s and Form 10-Q’s.

As defined in paragraph 10 of Statement of Financial Accounting Standards (“SFAS”) 131, “An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c. For which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”

Our chief operating decision maker (“CODM”) is the Chief Executive Officer.

We have reviewed the requirements of paragraph 10 of SFAS 131 as stated above.  We believe that Infolink is not an operating segment as defined in SFAS 131 and therefore does not require separate segment disclosure because our CODM makes decisions and assesses performance of the operating results for Portamedic and Infolink on a combined basis. As a result, the criteria in paragraph 10 b is not met.  The CODM makes decisions and assesses performance for Portamedic and Infolink on a combined basis and it is managed as one service offering due to the following:

–
We provide the Portamedic, tele-interview and APS services to the same customer base (large insurance companies).  In fact, for approximately 72% of our top 50 customers, we perform a Portamedic exam and also a tele-interview and/or APS Service.

–	The majority of our customer contracts cover all three services.
–
The nature of our core business is such that we must offer all three services (one-stop shopping) to our customers in order to be competitive in our industry and potentially increase our market share.  This is evidenced by the fact that a significant number of our customers request that we perform a Portamedic exam for an insurance applicant, and also a tele-interview and/or APS service for the same applicant.

♦
For every Portamedic exam, the applicant’s medical history information is obtained.  It can be obtained (a) via a tele-interview which is performed in advance of the Portamedic exam or (b) during the Portamedic exam by the examiner.  In either case the medical history information is an integral part of the Portamedic exam.  Revenue associated with (a) above is reported as Infolink revenue within MD&A, while revenue associated with (b) above is reported as Portamedic revenue in MD&A.  In essence, it’s the same service type reported in both Infolink and Portamedic, depending upon the when the service is delivered.

♦	For approximately 54% of the APS’s obtained in 2008, we have also performed a Portamedic examination on the same insurance applicant.
–
Our marketing strategy is to provide a complete service offering to our customers which includes performing a tele-interview, a Portamedic exam and obtaining an APS for the same applicant.  As a result, we utilize the same corporate and field sales force to sell these three services across our insurance customer base.

–
As all three services are closely linked together, eliminating either of our Infolink services would have a significant negative impact on our Portamedic business.  Additionally, several of our competitors also perform all three of these services.

Historically, we have disclosed information regarding Infolink revenues separately in the MD&A of our Form 10-K’s and Form 10-Q’s in order to provide additional information to our investors.  However, considering the integral nature of the Portamedic and Infolink services as outlined above, along with our long-term strategic objectives, the decisions made by our CODM regarding the approval of resources pertaining to our core business (such as capital expenditures and allocation of resources) are based upon the operating results of the combined Portamedic and Infolink services.

In summary, we continue to believe that Infolink is not an operating segment and therefore reporting Infolink’s services with our other service lines as one operating segment is appropriate based on how our CODM assesses our performance and allocates resources.

Note 2. Liquidity, page 5

2.
We note your disclosures here and at Note 9 describing an available borrowing base of $25 million under your revolving credit facility.  Further, we note only $15 million of borrowing capacity is available before you must adhere to a fixed charge coverage ratio of no less than 1:1.  Please expand your discussion to specifically discuss your compliance or non-compliance with such a ratio.  For example, while you currently disclose ‘...if the Company continues to experience losses from operations, its borrowing capacity would be limited to $15 million and the Company’s liquidity adversely affected’, please specifically state your fixed charge coverage ratio on a trailing 12-month basis, and whether you are currently unable to access the remaining $10 million of the Loan and Security Agreement.  Please refer to Section 501.03 of the Financial Reporting Codification for additional guidance.

Response:

In future filings, we will expand our disclosures to specifically state our fixed charge coverage ratio on a trailing 12-month basis, as defined in our Loan and Security Agreement. In addition, we will disclose our compliance or non-compliance with the fixed charge coverage ratio and whether we can access the remaining $10 million available under our Loan and Security Agreement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 22

Liquidity and Financial Resources, page 27

3.
Please be advised that Item 303(a)(l) of Regulation S-K requires your identification of any known trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  In your upcoming Form 10-K, please detail both the risk and any recent difficulty in collecting your accounts receivable within your liquidity disclosures.  We note your disclosure describing the increase of days sales outstanding during the nine months ended September 30, 2008. Please enhance your disclosures to describe the underlying driver(s) of this increase.  In addition, please include the amount of your accounts receivable allowance in future quarterly reports.

Response:

In our upcoming Form 10-K and future filings, we will provide additional disclosures concerning the factors which we believe are reasonably likely to have a material effect on our liquidity.  In particular, we will further discuss the risks and potential difficulties pertaining to our accounts receivable collections.  In addition, we will describe the underlying drivers for increases/decreases in accounts receivable.  We will also include the amount of our accounts receivable allowance in all future reports.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis,  page 32

4.
We note the disclosure in the second and third paragraphs on page 32. Because you appear to benchmark compensation, in future filings, please identify the companies that comprise the benchmark group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In future filings, if we continue to benchmark compensation, we will disclose the companies that comprise the benchmark group.

Cash Incentive Compensation, page 35

5.
We note the disclosure concerning performance objectives established by the Compensation Committee.  It appears that you have not provided quantitative disclosure of the terms of the necessary targets that your named executive officers had to achieve to earn their compensation in your fiscal year 2007.  In future filings please disclose the specific performance targets used to determine compensation, or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets please advise us of the disclosure that you will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.  In addition, in future filings provide a clear discussion of the specific qualitative strategic and individual goals used to determine the annual compensation.

Response:

The Company's performance targets used under the Company's annual incentive plan are established by the Company's Compensation Committee for the incentive plan each year.   The Company believes that the disclosure of performance target threshold levels that must be reached for payment to our named executive officers would result in competitive harm and therefore omitted such information from the disclosures pursuant to Instruction 4 to Item 402(b).  As provided in our definitive proxy statement, the performance objectives are based on our financial and operating goals for the year and are linked to our confidential operating budget and business plans.  The operating budget of the Company constitutes highly confidential and sensitive commercial and financial information and has not nor will be released to the public. In addition, the Company does not provide financial guidance relative to the Company performance targets and the disclosure of this information would provide the financial markets with a benchmark which may be viewed as projections of future annual performance and cause confusion for investors.  In addition, such disclosure would alert the Company's competitors to certain of our important internal financial performance targets which would in turn provide them with valuable insight into our views on the state of the markets in which we operate and our internal benchmarks; each of which could be used by such competitors to the Company's detriment.

In future filings, the Company will expand its disclosure as to the level of difficulty for the named executive officers to achieve the undisclosed performance targets so as to disclose as much detail as reasonably necessary without providing information that poses a reasonable risk of competitive harm.  In addition, the Company will expand its disclosure to present a clear discussion of the specific qualitative strategic and individual goals used to determine annual compensation.

* * *
    The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need.  Please contact me at (908) 953-6280.

Very truly yours,

/s/ Michael J. Shea
Michael J. Shea
Senior Vice President and Chief Financial and Accounting Officer
Hooper Holmes, Inc.